EXHIBIT (b)(1)

[CNL Logo]

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407)540-2000 (877)667-4769
www.cnlonline.com
September 23, 2003
Mailing Address:
P.O. Box 4919
Orlando, Florida 32802-4919

Mr. Tim Greenleaf

Managing Director

Fairmont Capital, Inc.

1290 N. Hancock Street

Suite 203 B

Anaheim, CA 92807

Re:	$46,000,000 of Sale/Leaseback Financing for Twenty Two (22) Sweet Tomatoes and Souplantation Restaurants (the “Properties”)

Dear Mr. Greenleaf:

CNL Restaurant Capital, LP (the “Company”) hereby issues this commitment letter (“Commitment”) by which it agrees to enter, or cause an affiliate to enter, into sale-leaseback transactions with Garden Fresh Restaurant Corp (as “Seller/Lessee”) in the amount of Forty Six Million Dollars ($46,000,000.00) for twenty two (22) properties. The properties purchased by the Company are to be operated as Sweet Tomatoes or Souplantation Restaurants (the “Properties”). Seller/Lessee agrees to make the Properties available for acquisition and leaseback within the time periods and subject to the terms and conditions set forth herein.

This Commitment provides funding for the acquisition of Properties beginning as of the date set forth above and shall expire on December 31, 2003. Upon the full execution of this Commitment, Seller/Lessee shall submit to the Company, in writing, a list of the prospective Properties for acquisition by the Company including estimated Purchase Prices (as defined below). Seller/Lessee shall also provide, for each Property, complete site information and trade area analyses, including a demographic profile of the trade area, maps indicating the Property location and competition within the trade area, traffic generation information, and photographs of each Property. The Company shall have ten business days after receipt of the complete information in which to reject any Property on the basis of the foregoing information, including a physical inspection of the properties, by written notification to Seller/Lessee. Furthermore, in regard to the due diligence noted in Paragraph 1 below, the Company shall promptly order all items upon execution of the Commitment Letter and shall notify Seller/Lessee within fifteen (15) business days from the date of execution of the Commitment Letter relative to any issues regarding the due diligence. Failure to provide such notification by the Company shall be deemed an approval of the furnished information for purposes of Company’s determination of the acceptability of the Property

This Commitment is made subject to the following terms and conditions:

1. Purchase Price. The Purchase Price for each Existing Property shall be (i) designated by the Company; (ii) mutually acceptable to the Company and the Seller/Lessee; (iii) subject to the total amount of this Commitment; (iv) subject to acceptance of the Property by the Company; and (v) acceptable to the Company in all other respects. All Company acquisition costs incurred in connection with this transaction shall be paid by Seller/Lessee, but the Company will permit Seller/Lessee to include them in the Purchase Price so that the costs will be funded at closing out of the sale-leaseback proceeds. Should any of the transactions contemplated by this Commitment fail to

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close due to the Property’s failure to meet the criteria set forth in this Commitment, the Seller/Lessee’s failure to comply with the terms of this Commitment, or the Seller/Lessee’s election not to proceed (for any reason), Seller/Lessee shall reimburse Company for all expenses in connection therewith. Company acquisition costs will include an appraisal fee of approximately $2,900.00, an ASTM Phase I Environmental Audit of the Property costing approximately $2,750.00, a lease fee equal to one half percent (.5%) of the Purchase Price, travel and lodging expenses (not to exceed $1,500.00 per site) related to the physical inspection of each Property by a Company representative, the Company’s legal fees and costs related to the closings, and related miscellaneous out-of-pocket expenses such as Federal Express and flood search charges. Seller/Lessee’s closing costs that may be included in the Purchase Price include title insurance premiums, transfer taxes or stamps, survey costs, recording fees and other closing costs.

2. Contract for Purchase and Sale. Prior to each sale/leaseback closing, the Company and Seller/Lessee shall enter into a contract for purchase and sale consistent with this Commitment and containing such commercially reasonable representations and warranties that may be required by the Company.

3. Lease. The lease agreements to be entered into between the Company and the Seller/Lessee (the “Lease”) shall be in form acceptable to the Company. The Lease shall include the following provisions:

A. Term. The primary term of the Lease will be twenty (20) years with two (2) successive ten (10) year renewal options. All renewal options will be self- exercising unless the Seller/Lessee notifies the Company at least one hundred eighty days in advance of the Lease Termination Date (as established below) of it’s intention not to renew. The Effective Date of the Lease will be the date of closing. If the Effective Date is the first day of a calendar month, then the Lease shall Terminate twenty (20) years thereafter. If the Effective Date is the not the first day of a calendar month, then the Termination Date shall be the last day of the calendar month following the twenty (20) year anniversary of the Effective Date.

B. Rent. The Annual Rent under the Lease shall be the product of the Base Lease Rate multiplied by the Purchase Price. The Base Lease Rate shall be (i) 7.6% for lease months 1-12, (ii) 8.0% for lease months 13-24, (iii) 8.4% for lease months 25-36, (iv) 8.8% for lease months 37-48, (v) 9.2% for lease months 49-60. Annual Rent shall be increased at the end of the sixtieth (60th) month after the Effective Date and at the end of each twelve (12) month period thereafter (including and any extensions of the Lease Term) by one and one-quarter percent of the Annual Rent paid during the immediately preceding Lease Year. Annual Rent will be payable in equal advance monthly installments on the first day of each month by electronic funds transfer, initiated by the Company.

C. Rent Adjustment In The Event Of Sale. In the event that the Company shall sell the Property and assign the lease to an unrelated third party at any time during the first four lease years, the Base Lease Rate will be adjusted to 9.2%, effective the day of closing of said sale and assignment. Upon the close of escrow and assignment of lease landlord shall pay to tenant, in one lump sum payment, an amount equal to the difference between the total of all scheduled Annual Rent payments as outlined in paragraph 3B above, and the total of all scheduled Annual Rent payments calculated with a Base Lease Rate of 9.20%, all for the period running from the date of the closing of the sale through the 48th lease month. For purposes of this paragraph, the terms “unrelated third party” shall not include the sale or transfer of the Property or any interest therein in connection with any transfer to any affiliate of the Company or other CNL entity, or securitization of the lease by the Company.

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D. Late Charges. A late charge in the amount of five percent (5%) of the amount due shall be payable with respect to any payment due under the Lease which is received more than ten (10) days after the due date. In addition to any late charge, in the event the Company does not receive rent within ten (10) days after the due date, interest shall be due at the highest rate allowable by law and payable with respect to such payment from the expiration of the ten (10) day grace period until the Company receives such payment.

E. Insurance, Taxes, Utilities, Maintenance and Repairs. The Lease shall be absolutely triple net. Accordingly, Seller/Lessee shall pay all taxes and assessments, utilities, maintenance costs, repair costs, the costs of replacing obsolete components, and insurance costs applicable to both the Property and any equipment thereon. Seller/Lessee will be required to maintain the Property and all components thereof to a standard that complies with the Lease. At or prior to the closing, Seller/Lessee shall deliver to the Company satisfactory evidence of:

(i) “Special Form Causes of Loss” coverage (as such term is used in the insurance industry), at least as broad as the most current ISO Special Cause of Loss form, including coverage for glass breakage, vandalism and malicious mischief, and builder’s risk (if the Premises are to be constructed) for one hundred percent (100%) insurable replacement value with no co-insurance penalty, with any deductible in excess of Ten Thousand Dollars ($10,000.00) to be approved by the Company; and

(ii) “Ordinance and Law Coverage” with limits of not less than the building value for Coverage A (loss to the undamaged portion of the building), limits of not less than fifteen percent (15%) of the building value for Coverage B (Demolition Cost Coverage), and limits not less than fifteen percent (15%) of the building value for Coverage C (Increased Cost of Construction Coverage); and

(iii) Commercial General Liability insurance including Product Liability and Liquor Liability (if alcohol is served) covering the Premises at least as broad as the most commonly available ISO Commercial General Liability policy form (occurrence basis) covering bodily injury, property damage and personal and advertising injury, for the joint benefit of and insuring Seller/Lessee and the Company, with limits not less than One Million Dollars ($1,000,000.00) per occurrence, with a General Aggregate of not less than Two Million Dollars ($2,000,000.00) and a “following form” Umbrella Liability policy or Excess Liability policy to include Product Liability and Liquor Liability (if alcohol is served), in an amount of not less than Ten Million Dollars ($10,000,000.00) per occurrence, with any deductible in excess of One Thousand Dollars ($1,000.00) to be approved by the Company; and

(iv) Business Interruption insurance covering risk of loss due to the occurrence of any of the hazards insured against under Seller/Lessee’s “all risk” coverage insurance and providing coverage in an amount sufficient to permit the payment of rents, taxes, insurance and operating expenses payable hereunder for a period (in such case) of not less than twelve (12) months; and

(v) In the event the Premises are located in an area identified by the National Flood Insurance Program as an area having “special flood hazards” (zones beginning with “A” or “V,” flood insurance for the full replacement value of the Premises, with any deductible in excess of Twenty-five Thousand Dollars ($25,000.00) to be approved by the Company; and.

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(vi) In the event the Premises are located in a major earthquake damage area and earthquake insurance is available, earthquake insurance for the full replacement value of the Premises, with any deductible in excess of Twenty-five Thousand Dollars ($25,000.00) to be approved by the Company; and

(vii) Such other insurance on or in connection with the Premises as reasonably required from time to time by the Company, which is commonly obtained in connection with properties similar to and in the same area as the Premises and which is commercially reasonable to obtain.

(viii) All insurance companies providing the coverage required under this subparagraph D shall be selected by Seller/Lessee and shall be rated A minus (A-) or better by Best’s Insurance Rating Service, shall be licensed to write insurance policies in the state in which the Premises is located, and shall be acceptable to the Company in the Company’s reasonable discretion. Seller/Lessee shall provide the Company with copies of all policies or certificates of such coverage for the insurance coverages referenced in this subparagraph D, and all Commercial General Liability and Umbrella Liability or Excess Liability policies shall name the Company (and if the Company is either a general or limited partnership, all general partners) and any mortgagee designated by the Company as an additional insured. Any such coverage for additional insureds shall be primary and non-contributory with any insurance carried by the Company or any other additional insured hereunder. All property insurance policies shall name the Company as an additional insured or as a loss payee as the Company’s interests may appear, and shall provide that all losses shall be payable as herein provided. All such policies of insurance shall provide that the amount thereof shall not be reduced and that none of the provisions, agreements or covenants contained therein shall be modified or canceled by the insuring company or companies without thirty (30) days prior written notice being given to the Company; and that all insurance proceeds shall be paid by check payable to the Company. Such policy or policies of insurance may also cover loss or damage to Seller/Lessee’s Property, and the insurance proceeds applicable to Seller/Lessee’s Property shall not be paid to the Company or any mortgagee but shall accrue and be payable solely to Seller/Lessee. In the event of a casualty, Seller/Lessee shall be responsible for any deficiency between the replacement cost of the Premises and the amount actually paid by the insurance company. The Lease shall allow the Company to collect and escrow all taxes, assessments, utilities maintenance costs, repair costs and insurance costs in the event Seller/Lessee fails to pay such expenses or maintain such required coverages.

F. Assignability of Lease Interest. Except as otherwise provided herein, Seller/Lessee shall not have the right to sublease the Property or assign its rights under the Lease unless it obtains Company’s prior written approval, which approval may be given or withheld in the Company’s sole and absolute discretion. No assignment or subletting shall operate to release Seller/Lessee from its obligations under the Lease. In connection with and prior to any permitted assignment or subletting, Seller/Lessee shall give the Company written notice of such an assignment or subletting together with (i) a copy of the assignment or subletting documents, and the name, address and telephone number of the assignee or sublet tenant and (ii) a new insurance policy and binder naming the assignee or sublet tenant operator and occupant of the Property. The Company may assign its rights under the Lease without Seller/Lessee’s consent.

G. Conduct of Business. The use of the Property shall be limited to the operation of a Sweet Tomatoes or Souplantation Restaurant, and Seller/Lessee shall continuously operate

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such restaurant on the Property except for temporary closure due to repairs, Acts of God and similar matters. The Seller/Lessee shall at all times maintain the Property and operate its business in compliance with all applicable regulations and requirements of all county, municipal, state, federal and other governmental authorities, and instruments of record affecting the Property which are now in force or which are enacted during the term of the Lease.

H. Form of Entity. Seller/Lessee must be duly formed and in good standing under the laws of the state of its formation and, if it is a foreign entity, it shall be qualified to do business in the state where the Property is located.

I. Financing. In connection with Seller/Lessee’s financing of furnishings, fixtures and equipment (collectively “Equipment”), the Company agrees to subordinate any statutory or common law “landlord’s lien” to which it may be entitled, and agrees to execute any documents requested by any entity providing such financing (the “Lender”) to evidence such subordination, provided that the form and content of any such subordination are reasonably satisfactory to the Company and its counsel. As part of such subordination, the Company agrees to permit such Lender to store equipment at the Property for a period not exceeding thirty (30) days (or the Company may remove such stored equipment at Lender’s expense), or to remove all equipment from the Property following reasonable notice to the Company, provided that Lender restores the Property and repairs all damage caused by such removal.

J. Cross-Default. A payment default in any of Seller/Lessee’s Leases with the Company, with the payment amount in default exceeding $50,000.00, or a series of payment defaults in any of Seller/Lessee’s Leases with the Company where the total payment amount in default exceeds $50,000.00, or any default in any of Seller/Lessee’s Leases with the Company which remains uncured for a period of thirty (30) days or more, shall constitute a default in all other Leases contemplated by this Commitment. In the event of any such default, Company shall be entitled to the default interest rate specified in the applicable leases during the term of any such default, and any of Seller/Lessee’s monies deposited with Company shall be immediately and irrevocably assigned to Company to apply to the obligations in any manner the Company deems necessary. Notwithstanding the foregoing, the cross default provisions of the Lease, and this paragraph 31 shall not apply to any leases which are subsequently assigned to entities or individuals unrelated to the Company.

K. Reporting. Seller/Lessee shall, during the term of the Lease and any extensions thereto: (i) keep books and records reflecting its financial condition including, but not limited to, the operation of the Property in accordance with generally accepted accounting principles consistently applied; (ii) furnish to the Company within forty-five (45) days after the end of each fiscal quarter of Seller/Lessee an un-audited financial statement of Seller/Lessee and a statement of income and expenses of the Property; (iii) provide, for Seller/Lessee, fiscal year end audited current signed financial statements of Seller/Lessee’s company (including an annual balance sheet, a profit/loss statement, statement of cash flow, debt and lease schedules, and footnotes), within one hundred twenty (120) days after their respective fiscal year ends. The Company shall have the right, from time to time during normal business hours, to examine such books, records and accounts at the offices of Seller/Lessee or other entity as is maintaining such books, records and accounts, and to make such copies or extracts thereof as the Company shall desire. In the event the Company seeks to securitize or otherwise transfer the Lease, then, (upon request of Company) Seller/Lessee agrees to cooperate with Company in providing such information as would be reasonably required for the transaction, including but not limited to income and expense statements for the Property. Landlord shall maintain confidentiality and not disclose such information to third parties except (i) as may be required, in Landlord’s reasonable judgment, for the

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exercise of Landlord’s rights under this Lease, as may be required by Law; (ii) for disclosure in confidence to prospective lenders or purchasers; or (iii) for purposes of a net lease securitization.

L. Sale and/or Securitization. The Company reserves the right to assign, transfer, participate, pledge, hypothecate or encumber, or any combination thereof, all or any part of the Company’s interest in this Commitment or any of the collateral and security instruments and documents mentioned herein without Seller/Lessee’s consent. Without limiting the generality of the foregoing, Seller/Lessee acknowledges that this Commitment is being offered by Company as part of an investment sale/lease securitization program. Seller/Lessee agrees to cooperate in good faith with the Company’s reasonable requests relating to the sale or securitization program process and requirements and agrees and acknowledges that all information relating to Seller/Lessee and the Commitment and Lease may be made available by the Company to purchasers of the property or participants in a lease securitization, and Seller/Lessee agrees to assist the Company in completing any documents necessary to accomplish any such transfer and/or securitization transaction. Seller/Lessee hereby authorizes the Company to provide any information regarding Seller/Lessee in all reports required as part of a lease securitization program or by any governmental body regulating the Company.

4. Adverse Conditions. This Commitment shall be contingent upon no material adverse change in the financial condition of Seller/Lessee or the occurrence of any event which may, in the Company’s reasonable judgment, have a material adverse effect upon the Seller/Lessee. The Company’s obligation to fund hereunder is further conditioned on the Company’s receipt, review and verification that there have been no substantive changes to the capital structure of Seller/Lessee as previously presented by the Seller/Lessee to Company. In addition, the Company’s obligation hereunder is subject to the ongoing review of Seller/Lessee’s financial statements. To that end, the Company shall have the right to review quarterly unaudited statements of Seller/Lessee, along with any other financial information the Company may reasonably require. Additionally, this commitment is also contingent up there being be no material adverse changes in the Company’s capital markets funding sources.

5. Documents. Company’s counsel will prepare all leases, purchase agreements, and related documents. Seller/Lessee agrees that approval of such documents shall not be unreasonably withheld.

6. Required Due Diligence. The Seller/Lessee must submit or cause to be submitted to the Company or the Company shall have otherwise received the following documents or information in form and substance satisfactory to the Company, and the Company will use its best efforts to review such documents and information and to prepare closing documentation in a timely manner. Failure to furnish any of this information in a timely manner will delay the closing. The Company shall have received and approved:

A. The Company shall order an ALTA Owner’s Form of Title Insurance Commitment in the amount of the Purchase Price issued by a National Division Office of LandAmerica Title Insurance Corporation or another title insurance company acceptable to the Company. A fifty (50) year chain of title may also be required by the Company. The title insurance commitment shall provide for extended coverage and any necessary title endorsements required by Company’s counsel, and title shall be subject to no material exceptions, unless approved in writing by the Company prior to closing.

B. The Company shall order and the Seller/Lessee shall pay for an appraisal completed by an appraiser selected by the Company.

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C. The Company shall order a current (dated not more than 180 days prior to closing) Phase I environmental assessment report or audit (prepared according to ASTM standards approved by and certified to the Company and its affiliates in accordance with the Company’s certification instructions prepared by an appropriately licensed professional selected and approved by the Company, stating, among other things, that:

(i) There is a low likelihood of the existence on the Property of the presence beyond minimum action levels of petroleum, petrochemical, toxic or other hazardous substances.

(ii) Neither the Property nor any property within a one-half ( 1/2) mile radius thereof (that by reason of its elevation or relative groundwater gradient could result in any contaminants migrating to the Property) is identified on any local, state or federal register as a site containing or potentially containing any hazardous waste or toxic material beyond minimum action levels;

(iii) Nothing in the public records discloses a condition or circumstance with respect to the Property which may require or may hereafter require a clean-up, removal or other remedial action or response which could subject an owner of the Property to any damages, penalties, claims, costs, or expenses;

(iv) Based on an actual inspection of the Property and a review of available public records it does not appear that tanks or other facilities (including, but not limited to, petroleum, petrochemical or hazardous waste storage tanks or other facilities) are presently (or have ever been unless removed in accordance with law and with no further action recommended by the applicable governmental authority) located on, under or at the Property.

The firm providing the Phase I report or audit shall deliver to the Company (a) a copy of their errors and omissions liability coverage policy, which shall be in an amount which is not less than Two Million Dollars ($2,000,000.00); (b) a statement describing any pending or threatened litigation against such firm; and (c) a resume of the engineers preparing such report or audit.

D. A copy of the most recent Property real estate tax bill and a copy of the paid receipt therefor.

E. Five (5) copies of a current (within 90 days prior to closing) survey of the Property certified to the Company and/or its affiliates (as directed by the Company) and the title company, which survey was prepared by a registered surveyor acceptable to the title company issuing the title commitment. The survey must show all existing improvements on the Property, all setback lines, all easements and utility lines, and shall reveal no material encroachments, unless waived by the Company.

F. Certificates of insurance evidencing liability casualty insurance coverage in the form and amounts required above.

G. If Seller/Lessee is other than an individual, such documentation as is necessary to evidence the fact that it is validly organized and in good standing under the laws of the state of its formation and that it is authorized to do business in the state where the Property is located, together with such resolutions or approvals as are required for it to enter into this Commitment and to consummate the transactions contemplated hereby.

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H. A copy of Seller/Lessee’s equipment financing documents relating to and encumbering the Property, if any, together with a list of all items financed by the equipment lender/lessor.

I. If Seller/Lessee presently owns the Property and the Property has existing improvements, Seller/Lessee shall furnish copies of deeds, closing statements, construction contracts and other information showing Seller/Lessee’s original cost of the Property. If new improvements are to be constructed or if existing improvements are to be renovated on the Property, then Seller/Lessee shall furnish such previously listed information showing the original cost of the Property plus final construction contracts for the construction/renovation of the Property. Such bids are to be submitted on the Company’s form and shall include all impact fees, site development costs, and soft costs. The final general construction contract shall contain provisions for (i) ten percent (10%) retainage, and (ii) contractor’s submission to the Company of all underlying contracts, invoices and releases with or from material-men and sub-contractors.

J. Copies of all necessary governmental permits, licenses and approvals required operate the Property as a Sweet Tomatoes or Souplantation Restaurant (including without limitation, the liquor license (if applicable) and the certificate of occupancy or equivalent, issued by the applicable governmental authority).

K. Such other information or documentation as the Company might request as a prudent purchaser in order to finalize the transactions contemplated hereby and to comply with the requirements of all local, state and federal agencies, and all regulations and laws to which the Company and its affiliates are subject.

7. Opinion of Counsel. As a condition to closing, Company’s counsel shall require the opinion of Seller/Lessee’s counsel as to such matters as Company’s counsel may deem appropriate, including but not limited to:

A. Seller/Lessee is are duly organized and validly existing under the laws of the state of their formation; has the power and its representatives have been duly authorized to enter into the transactions contemplated by this Commitment; and all necessary approvals required to consummate the transactions contemplated hereby have been obtained.

B. There is no threatened or pending litigation relating to Seller/Lessee or any affiliate of Seller/Lessee which might affect either the sale or lease of the Property, or the operation of the contemplated business therein, or which might have a material adverse affect upon the financial condition of Seller/Lessee.

C. Seller/Lessee is not in violation of any agreement, law, ordinance, regulation, ruling, court order or other governmental enactment regarding the Property and that consummation of the transactions contemplated hereby will not place Seller/Lessee in violation of any such matter.

D. All documents executed by Seller/Lessee in connection with the closing have been duly executed and delivered, constitute valid and binding obligations of Seller/Lessee, and are enforceable according to their terms.

E. Seller/Lessee’s franchise agreement remains in full force and effect and Seller/Lessee is not in default with respect to any of Seller/Lessee’s obligations thereunder.

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F. The contemplated transactions are not security arrangements or financing secured by real property but are, for all purposes, true leases.

8. Closing. At each closing, Seller/Lessee shall execute and/or deliver to the Company all documents, monies, instruments and other items required by this Commitment. The Company’s obligation to close is conditioned upon its receipt and approval of all such documents, monies, instruments and items.

9. Applicable Law. This Commitment shall be construed in accordance with the laws of the State of Florida. It is agreed that time shall be of the essence all terms and provisions of this Commitment.

10. Survival. The terms and conditions of this Commitment shall survive closing with respect to the transaction contemplated herein.

11. Not a Security Arrangement. The parties hereto acknowledge and agree that the contemplated transactions are not intended as a security arrangement or financing by real property, but rather shall be construed for all purposes as true leases.

12. Commitment Period. This Commitment shall expire unless, on or before ten (10) business days from the date of this Commitment set forth above, this Commitment is accepted and returned to the Company together with a refundable Commitment Fee equal to one half of one percent (.5%) of the Commitment amount. Upon the final closing of the transactions contemplated herein the Commitment Fee will be refunded to the Seller/Lessee. If the transactions contemplated herein do not close within the time periods specified in this Commitment due to Seller/Lessee’s failure to comply with the terms of this Commitment, then the Company shall have the option to terminate its obligation hereunder and retain the full amount of Commitment Fee.

13. Brokerage. The Company has not engaged any broker with respect to this Commitment, or the sale of Properties by Seller/Lessee to the Company or the leaseback thereof. In the event any brokerage fee or commission is payable to any person in connection with the transactions contemplated herein, Seller/Lessee shall be responsible for paying such fee(s).

14. Assignment of Commitment. This Commitment is not assignable by Seller/Lessee. The Company may assign this Commitment in whole or part to an affiliate of the Company without Seller/Lessee’s consent.

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If this Commitment is acceptable to you, please sign in the space provided below and return one executed original letter to my office. Following receipt of the executed Commitment, I shall instruct our legal counsel to prepare definitive documents consistent with the foregoing terms and conditions. If you have any questions, please do not hesitate to call me.

Very truly yours,

CNL RESTAURANT CAPITAL, LP

By: /S/ STEVEN D. SHACKELFORD
Steven D. Shackelford
Chief Financial Officer

ACCEPTED AND AGREED:

AS TO SELLER/LESSEE

By:

Name:

As its:

Date: